# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Powerus Corp, CIK 0002009312
CUSIP: 05156D102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 885 Paragon Way, Rock Hill, South Carolina (SC), 29730
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0002157254
Persons authorized to receive notices and communications: Michael Sinensky, c/o Powerus Corporation, 885 Paragon Way, Rock Hill, South Carolina (SC), 29730, 561-567-0323

## Reporting persons
- Michael Sinensky (CIK 0002157254): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 19,323,824; shared voting power 0; sole dispositive power 19,323,824; shared dispositive power 0; aggregate amount beneficially owned 19,323,824 (11.6% of the class)
- Aeromaris MAS LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: other (OO); sole voting power 19,323,824; shared voting power 0; sole dispositive power 19,323,824; shared dispositive power 0; aggregate amount beneficially owned 19,323,824 (11.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Powerus Corp
Address of issuer's principal executive offices: 885 Paragon Way, Rock Hill, South Carolina (SC), 29730
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Powerus Corporation (f/k/a Aureus Greenway Holdings Inc.), a Nevada corporation (the "Issuer"). The Common Stock is listed on The Nasdaq Stock Market LLC under the ticker symbol "PUSA." The principal executive offices of the Issuer are located at 885 Paragon Way, Rock Hill, South Carolina 29730.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Michael Sinensky, a citizen of the United States, and Aeromaris MAS LLC, a Puerto Rico limited liability company ("Aeromaris" and together, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.6, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Act.
Residence or business address: The business address of each of the Reporting Persons is c/o Powerus Corporation, 885 Paragon Way, Rock Hill, SC 29730.
Present principal occupation or employment: Mr. Sinensky is the owner and managing member of Aeromaris and has served as the Co-founder & EVP of Marketing and Comms of the Issuer since October 1, 2026. Aeromaris is an investment vehicle managed by Mr. Sinensky. As noted in Item 5, Aeromaris also is the beneficial owner of 2.5 million shares of Series A Preferred Stock, giving the Reporting Persons control of approximately 18.9% of the voting power of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Michael Sinensky, a citizen of the United States, and Aeromaris MAS LLC, a Puerto Rico limited liability company

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 1, 2026 (the "Closing Date"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated March 8, 2026, as amended by Amendment No. 1, dated July 17, 2026, by and among the Issuer, Aureus Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), Autonomous Power Corporation, a Delaware corporation d/b/a Powerus ("Powerus"), and Andrew Fox (as Stockholder Representative), and the conditions set forth therein, Merger Sub merged with and into Powerus, with Powerus surviving the merger as a wholly owned subsidiary of the Issuer (the "Merger"). In connection with the Merger, the Issuer changed its name to "Powerus Corporation."

In connection with the consummation of the Merger and other contemporaneous transactions (the "Closing"), all of the outstanding shares of common stock, par value $0.001 per share, of Powerus ("Powerus Common Stock") were converted into shares of Common Stock of the Issuer at an exchange ratio of 599.18229 shares of Common Stock for each share of Powerus Common Stock (the "Exchange Ratio") plus a pro rata portion of 55,000,000 additional shares of Common Stock (the "Earn Out Shares"). Fractional shares were rounded up to the nearest whole number. No cash consideration was paid in connection with the Merger. Additionally, each right to acquire Powerus Common Stock that was outstanding and unexercised, whether vested or unvested, immediately prior to the effective time of the Merger ceased to represent a right to acquire shares of Powerus Common Stock and was converted automatically into a right to acquire Common Stock, equitably adjusted by the Exchange Ratio. Aeromaris received 16,423,718 shares of Common Stock in exchange for its shares of Powerus Common Stock (100,000 of which were exchanged for Series A Preferred stock as noted in Item 5) and Mr. Sinensky received options to purchase up to 3,000,106 additional shares of Common Stock at a price of $0.75 per share. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities reported herein. The closing price of the Common Stock on October 1, 2026, was $3.20.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the securities reported herein in connection with the Merger.

The Reporting Persons acquired the securities reported herein for investment purposes. In his capacity as Co-founder & EVP of Marketing and Comms of the Issuer, Mr. Sinensky may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on market and other conditions, and subject to any agreements between the Reporting Persons and the Issuer, including as described herein, and applicable legal requirements, (i) purchase or acquire additional shares of Common Stock, options, or related derivatives in the open market, in privately negotiated transactions, or otherwise; (ii) sell or dispose of all or a portion of the shares of Common Stock now beneficially owned or hereafter acquired by them; and (iii) engage in communications with, without limitation, other officers and employees of the Issuer, other shareholders of the Issuer, one or more members of the Board, or other relevant parties regarding the Issuer, including but not limited to its business, operations, governance, and control.

Other than as described herein, the Reporting Persons do not have any plans or proposals relating to or that would result in any of the events or matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Persons may, at any time and from time to time, participate in discussions concerning, or formulate or review plans or proposals that may result in, one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 16,323,718 shares of Common Stock and 3,000,106 shares of Common Stock issuable upon the exercise of options, representing approximately 11.6% of the shares of Common Stock outstanding. Aeromaris directly holds the shares of Common Stock it received in the Merger, and Mr. Sinensky, as the owner and managing member of Aeromaris, may be deemed to beneficially own such shares. Mr. Sinensky directly holds the options reported herein.

The percentage set forth herein is based on 163,838,861 shares of Common Stock outstanding immediately following the Closing, as reported in the Issuer's Current Report on Form 8-K filed on October 6, 2026.

Separate from the Common Stock, as described in Item 6, Aeromaris acquired 2,500,000 shares of Series A Preferred Stock of the Issuer, which shares vote together with the Common Stock and each hold twenty votes per share, in exchange for 100,000 shares of Common Stock. Following the Merger and related transactions, the Reporting Persons are estimated to hold approximately 18.9% of the voting power of the Issuer. The Reporting Persons' beneficial ownership of Common Stock as set forth in this Item 5 does not include the voting power attributable to the Series A Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above
Transactions in the class effected during the past sixty days: Except for the acquisition of shares of Common Stock in connection with the Merger and as described in this Item 5, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Merger Agreement. The description of the Merger Agreement contained in Item 3 of this Schedule 13D is incorporated herein by reference. The Merger Agreement, dated March 8, 2026, as amended by Amendment No. 1, dated July 17, 2026, is by and among the Issuer, Merger Sub, Powerus, and Andrew Fox (as Stockholder Representative). The Merger Agreement governs the Merger and the conversion of Powerus Common Stock into Common Stock of the Issuer at the Exchange Ratio, as well as the issuance of Earn Out Shares. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement and Amendment No. 1, copies of which are filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.

Preferred Stock Exchange. In connection with the Merger, Aeromaris acquired 2,500,000 shares of the Issuer's Series A Preferred Stock from The Steven Scopellite 2021 Irrevocable Trust in exchange for 100,000 shares of Common Stock pursuant to a Preferred Stock Exchange Agreement, a copy of which is filed as Exhibit 99.4 hereto and is incorporated herein by reference. In the same transaction, two other purchasers each independently acquired an aggregate of 7,500,000 shares of the Series A Preferred Stock.

Lock-Up. In connection with the Merger Agreement, the Reporting Persons, along with other holders of Autonomous Power Corporation securities, agreed not to sell or otherwise dispose of or transfer any Common Stock held by such stockholder immediately after the effective time of the Merger (the "Lock-Up Shares"). The Lock-Up Shares are scheduled to be released in three tranches, with 33.33% of the Lock-Up Shares released upon each of the (a) Closing of the Merger, (b) 90 days after Closing, and (c) 180 days after Closing. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, a copy of which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Agreement and Plan of Merger, dated as of March 8, 2026, by and among the Issuer, Merger Sub, Autonomous Power Corporation, and Andrew Fox, solely in his capacity as the Stockholder Representative (incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on March 9, 2026).

99.2 Amendment No. 1 to Agreement and Plan of Merger, dated as of July 17, 2026, by and among the Issuer, Merger Sub, Autonomous Power Corporation, and Andrew Fox, solely in his capacity as the Stockholder Representative (incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on July 20, 2026).

99.3 Form of Nonqualified Option Award (incorporated by reference from Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed October 1, 2026).

99.4 Preferred Stock Exchange Agreement (filed herewith).

99.5 Form of Lock-Up Agreement (filed herewith).

99.6 Joint Filing Agreement, dated October 13, 2026, by and between Michael Sinensky and Aeromaris MAS LLC (filed herewith).

## Signatures
- Michael Sinensky: /s/ Michael Sinensky, Michael Sinensky (10/13/2026)
- Aeromaris MAS LLC: /s/ Michael Sinensky, Michael Sinensky/President (10/13/2026)